FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)
1. Name and Address of Reporting Person* DUNDEE WEALTH MANAGEMENT INC.	2. Issuer Name and Ticker or Trading Symbol MIRAMAR MINING CORPORATION (MNG)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	X	10% Owner
							Officer (give title below)		Other (specify below)

(Last) (First) (Middle) SCOTIA PLAZA, 40 KING STREET, SUITE 5500	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Day/Year				7. Individual or Joint/Group Filing (Check Applicable Line)
			5. If Amendment, Date of Original (Month/Day/Year) SEPTEMBER /09, 2002					Form filed by One Reporting Person
(Street) TORONTO ONTARIO M5H 4A9								Form filed by More than One Reporting Person - X
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
COMMON SHARES	(1)		S		2,680,400	D	(1)	0
COMMON SHARES	12/20/02		P		1,465,332	A	(2)	4,671,082	I	(3)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deri- vative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(1)Shares were sold on dates ranging from October 22, 2002 until November 12, 2002 at prices ranging from $0.69 USD and $0.78 USD

(2)Shares were purchased on December 20, 2002 465,332 by CMP 2001 and 1,000,000 CMP 2002 at a purchase price of $ 0.96 USD per share.

(3)Registered holders are CMP 1999 Resources Limited Partnership, CMP 2001 Resource Limited Partnership and CMP 2002 Resource Limited Partnership and are all managed by subsidiaries of Dundee Wealth Management Inc.

March 10, 2003

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	Lori Beak- Dundee Wealth Management Inc. Assistant Secretary
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